UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71100

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __03/24/2025__ AND ENDING __12/31/2025__

                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __C.R. Lloyd Investment Services, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__150 E 4th Place, Suite 600__

                                    (No. and Street)

Sioux Falls	SD	57104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Kropp	605-318-9718	Peter.kropp@lloyd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Forvis Mazars, LLP__

                         (Name – if individual, state last, first, and middle name)

1120 S. 101st Street, Suite 410	Omaha	NE	68124
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Kropp, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of C.R. Lloyd Services, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: Peter Kropp F440563765EA439...

Title: Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

C.R. Lloyd Investment Services, LLC
(SEC I.D. No 8-71100)

C.R. Lloyd Investment Services, LLC

Financial Statement
As of and for the Period Ended December 31, 2025, and
Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance with Rule 17a-5 (e) (3) under the Securities Exchange Act of 1934.

A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

C.R. Lloyd Investment Services, LLC

Forvis Mazars, LLP
1120 S. 101st Street, Suite 410
Omaha, NE 68124
P 402.392.1040 | F 402.392.1772
forvismazars.us



Report of Independent Registered Public Accounting Firm

To the Member and Management
C.R. Lloyd Investment Services, LLC
Sioux Falls, South Dakota

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of C.R. Lloyd Investment Services, LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Forvis Mazars, LLP

Omaha, Nebraska
March 27, 2026

C.R. LLOYD INVESTMENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS
Cash	$113,368
Prepaid expenses	2,655
Total assets	$116,023

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
Accrued liabilities	$2,000
Total liabilities	$2,000
Member's Equity	$114,023
Total liabilities and member's equity	$116,023

The accompanying notes are an integral part of these financial statements.

C.R. LLOYD INVESTMENT SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

CR Lloyd Investment Services, LLC (the "Company") is a South Dakota corporation formed in 2022 and is a wholly owned subsidiary of Lloyd Companies, Inc., the ("Parent"). As of March 24, 2025, the Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company participates in the placement of private securities in primary offerings.

Rule 15c3-3 Exemption

The Company acts as a broker-dealer and does not claim an exemption from SEA Rule 15c3-3, pursuant to paragraph (k) of the rule. The Firm has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to a placement agent for private securities. As such the Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission.

Cash

Cash on deposit consisted of a deposit with a financial institution. The Company maintains its cash balances at a single financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as established by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), and in conformity with the rules and regulations of the Securities and Exchange Commission (“SEC”), including Rule 17a 5 under the Securities Exchange Act of 1934. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”). The financial statement has been prepared on the accrual basis of accounting and is presented in U.S. dollars. U.S. GAAP, and actual results could diff er from those estimates. Management believes that all adjustments necessary for the fair presentation of the financial statement has been included and consist only of normal recurring items

Income Taxes

The Company is a pass-through entity for federal income tax purposes. At December 31, 2025, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2023 through 2025) remain subject to income tax audits.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2: Financial Instruments and Concentration of Risk

Financial instruments subject to risk concentration are cash. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation (FDIC") to a maximum of $250,000 per bank, per depositor. Total cash for the Company did not exceed the FDIC insured limit as of December 31, 2025.

NOTE 3: Commitments and Contingencies

As of December 31, 2025, the Company had no outstanding commitments or contingencies.

NOTE 4 Related Party

As of November 21, 2024, the Company entered an expense sharing agreement with its parent company Lloyd Companies, Inc. The parent has agreed to provide administrative services, facilities, and payroll services for the Company.

Note 5: Net Capital Requirements

The Company is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1. In addition, The Rule provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 15 to 1. At December 31, 2025, the Company has net capital of $111,368 which exceeded the required net capital by $106,368 and its aggregate indebtedness to net capital ratio was .0180 to 1.

Note 6: Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of acting as placement agent services for private funds The Company has identified its Manager & Chief Compliance Officer ("CCO") as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or withdraw funds. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 7: Subsequent Events

The Company has evaluated events and transactions subsequent to the financial condition date through the date the financial statements were issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.